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April 10, 2006	Writer’s Direct Contact
858.720.7912
njensen@mofo.com

Via Edgar and Hand Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mr. Michael McTiernan, Special Counsel
Ms. Jennifer Gowetski, Attorney-Advisor

Re:                               Crdentia Corp.
Post-Effective Amendment No. 2 to Registration Statement on Form SB-2
File No. 333-131603

Dear Mr. McTiernan and Ms. Gowetski:

Enclosed for filing on behalf of our client, Crdentia Corp. (the “Company”), is Post-Effective Amendment No. 2 (the “Amendment”), further amending the Company’s Registration Statement on Form SB-2 (File No. 333-131603), originally filed with the Securities and Exchange Commission on February 6, 2006 (the “Registration Statement”), as amended by Amendment No. 1 filed on February 13, 2006 and Post-Effective Amendment No. 1 filed on April 4, 2006. Under separate cover, courtesy copies of the Amendment, marked to show changes, are also being sent.

This Amendment is being filed in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated April 7, 2006 (the “Staff Letter”) with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering of the Staff Letter, the text of which we have incorporated into this response letter for your convenience.

Staff Comments and Company Responses:

1.                                      Please revise to include Item 512(g) undertakings in accordance with Regulation S-B.

The Company has revised the Registration Statement to include Item 512(g) undertakings in accordance with Regulation S-B.

2.                                      Please revise to check the box on the cover page relating to a Rule 415 offering, as appropriate.

The Company has revised the Registration Statement to check the box on the cover page relating to a Rule 415 offering.

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and the Amendment as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amendment or this response letter to me at (858) 720-7912.

Very truly yours,

/s/ J. Nathan Jensen

J. Nathan Jensen

Enclosure(s)

cc:	James J. TerBeest

Steven G. Rowles, Esq.